UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                  FORM 4

[ ] Check this box if no longer                  OMB APROVAL
    subject to Section 16. Form 4 or             OMB NUMBER:  3235-0287
    Form 5 obligations may continue.             Expires: December 31, 2001
    See Instruction 1(b).                        Estimated average burden
                                                 hours per response........0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

   Morgan Stanley & Co. Incorporated
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     (Last)                         (First)                      (Middle)

  1585 Broadway
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                                   (Street)

   New York                           NY                              10036
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     (City)                         (State)                           (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     Allegiance Telecom, Inc. (ALGX)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Year

     October 2000
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

        Director                                       X  10% Owner
    ---                                               ---

        Officer (give title below)                        Other (specify below)
    ---                                               ---

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7.   Individual or Joint/Group Filing (Check Applicable Line)

        Form filed by One Reporting Person
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 X      Form filed by More than One Reporting Person
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      Table I -- Non-Derivative Securities Acquired, Disposed of, or
                            Beneficially Owned

1.   Title of Security    2. Trans-  3. Trans-     4. Securities Acquired  5. Amount of Securities  6. Ownership      7. Nature of
     (Instr. 3)              action     action        (A) or Disposed of      Beneficially Owned       Form: Direct      Indirect
                             Date       Code          (D) (Instr. 3, 4        at End of Month          (D) or In-        Beneficial
                                        (Instr.8)     and 5)                  (Instr. 3 and 4)         direct (I)        Ownership
                            (Month/                                                                    (Instr. 4)        (Instr. 4)
                             Day/                           (A)or
                             Year)    Code    V    Amount   (D)   Price
------------------------- ---------   ----   ---   -------  --- ---------  --------------------     --------------    -------------

Common Stock               11/30/98    S            500      D   $12.13
Common Stock                12/2/98    P            500      A   $13.25
Common Stock               10/13/99    P            250      A   $64.81
Common Stock               10/13/99    S            250      D   $64.63
Common Stock                 1/3/00    P            5,000    A   $91.70
Common Stock                 1/3/00    S            5,000    D   $91.50
Common Stock                1/10/00    P            300      A   $111.00
Common Stock                1/10/00    S            300      D   $111.56
Common Stock                1/31/00    P            300      A   $104.66
Common Stock                1/31/00    S            300      D   $106.25
Common Stock                8/25/00    P            700      A   $49.27
Common Stock                8/25/00    S            200      D   $49.19
Common Stock                8/25/00    S            300      D   $49.25
Common Stock                8/25/00    S            200      D   $49.38
                                                                              13,453,369(1)(2)(3)         (I)           By
                                                                                                                        partnerships
                                                                                        200               (D)





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of                   2. Conversion or   3. Transaction Date   4. Transaction  5. Number of      6. Date Exercisable and
    Derivative                    Exercise Price     (Month/Day/Year)      Code            Derivative        Expiration Date
    Security                      of Derivative                            (Instr. 8)      Securities        (Month/Day/Year)
    (Instr. 3)                    Security                                                 Acquired (A)
                                                                                           or Disposed of
                                                                                           (D) (Instr. 3,
                                                                                           4 and 5)
                                                                                                               Date       Expiration
                                                                          Code  V          (A)   (D)        Exercisable      Date
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
Common Stock Warrants                                   11/17/98           P               1,000              2/3/99     2/3/08
(right to buy)

Common Stock Warrants                                   10/2/00            P                 950              2/3/99     2/3/08
(right to buy)




1.  Title of                   7. Title and Amount of   Amount   8. Price of      9. Number of     10. Ownership    11. Nature of
    Derivative                    Underlying Securities or          Derivative       Derivative        Form of          Indirect
    Security                      (Instr. 3 and 4)      Number      Security         Securities        Derivative       Beneficial
    (Instr. 3)                                          of          (Instr. 5)       Beneficially      Security:        Ownership
                                                        Shares                       Owned at End      Direct (D)       (Instr. 4)
                                                                                     of Month          or Indirect
                                                                                     (Instr. 4)        (I)
                                                                                                      (Instr. 4)
                                   Title
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
Common Stock Warrants           Common Stock           1,458.98      $2.50
(right to buy)

Common Stock Warrants           Common Stock           2,079.05      $40.00          14,991             D
(right to buy)


Explanation of Responses:

(1) The amount of securities indirectly owned was reported incorrectly on the Form 4 filed 7/10/00 (statement date: 6/00). The 3 for 2 stock split of the Company's common stock, which was effective 2/2/00, had not been taken into account. The correct amount of shares indirectly owned should have been reported as 15,453,369.

(2) The reporting persons have disgorged to the issuer all profits resulting from the reported transactions.

(3) Securities are owned directly by Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P., and Morgan Stanley Capital Investors, L.P. (collectively, the "Partnerships"). The reporting persons disclaim beneficial ownership of these securities held at month end, except to the extent of their pecuniary interests as parent companies of the general partner of the Partnerships. This form is also being filed by Morgan Stanley Dean Witter & Co. ("MSDW"), the parent company of Morgan Stanley & Co. Incorporated. MSDW's mailing address appears in Item 1.


 MORGAN STANLEY & CO. INCORPORATED
 MORGAN STANLEY DEAN WITTER & CO.


By:   /s/ Dennine Bullard                                 February 8, 2001
    --------------------------------                   ------------------------
    **Signature of Reporting Person                             Date

 By Dennine Bullard, Vice President
 Morgan Stanley & Co. Incorporated
 authorized Signatory for the
 reporting persons.



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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